Exhibit (a)(7)

I2 TELECOM INTERNATIONAL, INC.

STICKER

 TO

OFFER TO EXCHANGE WARRANTS

FOR SHARES OF COMMON STOCK OR FOR REPRICING

Dated July 1, 2009

Reference is hereby made to that certain Offer to Exchange Warrants for Shares of Common Stock or for Repricing, dated as of July 1, 2009 (the “Offer to Exchange”), of i2 Telecom International., a Washington corporation (the “Company”).  Terms used in this Sticker and not defined shall have the meanings ascribed thereto in the Offer to Exchange.  The Offer to Exchange is hereby, modified and amended as follows:

1. The following sentence is hereby added to Section 3. Procedures; Acceptance of Warrants as the first sentence of the subsection entitled “Solicitations”:  “We may engage and pay brokers a commission to make solicitations related to the Offer”.

2. Except as amended hereby, the Offer to Exchange remains in full force and effect.